Exhibit 99.1

Nano Labs Invests in BNB Strategic Reserve Company CEA INDUSTRIES INC.

to Further Strengthen BNB Reserve Strategy

HONG KONG, July 30, 2025 (GLOBE NEWSWIRE) – Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced that it has entered into a strategic equity investment agreement with CEA INDUSTRIES INC. (Nasdaq: VAPE), a company focused on building BNB reserves.

Under the terms of the agreement, Nano Labs subscribed for 495,050 shares of Class A common stock of CEA INDUSTRIES INC. at a price of US$10.10 per share. The investment also includes 495,050 warrants with an exercise price of US$15.15 per share. If fully exercised, Nano Labs could hold up to 990,100 shares of the company.

This investment constitutes part of CEA INDUSTRIES INC.’s ongoing US$500 million Private Investment in Public Equity (PIPE) financing plan. Proceeds from this tranche are primarily designated for the acquisition of BNB, with the remainder allocated toward working capital, transaction fees, and general corporate purposes.

This strategic transactional move represents another key milestone in Nano Labs’ ongoing strategic initiative to build cryptocurrency reserves. The Company is committed to enhancing its reserve position across major public chain ecosystems through strategic partnerships and further optimizing its crypto asset allocation structure.

As of the date of this announcement, Nano Labs holds approximately 128,000 BNB in total.

The closing under the agreement is subject to customary closing conditions. There is no guarantee that closing will happen in full or at all. Investors should not place on due reliance on this press release.

About CEA Industries Inc.

CEA Industries Inc. (Nasdaq: VAPE) is a growth-oriented company focused on building category-leading businesses in regulated consumer markets. With a focus on the high-growth, Canadian nicotine vape industry, one of the fastest-expanding segments of the global nicotine market, CEA Industries targets scalable operators with strong regulatory alignment, defensible market share, and high-margin business models. Following the closing of the PIPE, CEA intends to adopt a BNB Treasury strategy, offering a gateway for institutional and retail investors to participate in the BNB Chain ecosystem, Binance Layer-1 blockchain ecosystem coin.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*  According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd
ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com